UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2014
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	226,894,189	194,108,920
11000000	CURRENT ASSETS	78,907,448	53,207,745
11010000	CASH AND CASH EQUIVALENTS	29,729,350	16,692,033
11020000	SHORT-TERM INVESTMENTS	4,788,585	3,722,976
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	4,788,585	3,722,976
11030000	CUSTOMER (NET)	21,087,163	20,734,137
11030010	CUSTOMER	24,115,607	23,226,673
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-3,028,444	-2,492,536
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	2,733,216	3,759,512
11040010	OTHER ACCOUNTS RECEIVABLE	2,912,977	3,995,953
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-179,761	-236,441
11050000	INVENTORIES	3,336,667	1,718,366
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	17,232,467	6,580,721
11060010	ADVANCE PAYMENTS	1,403,526	1,469,241
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,894	3,447
11060030	ASSETS AVAILABLE FOR SALE	10,583,852	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	5,242,195	5,108,033
12000000	NON-CURRENT ASSETS	147,986,741	140,901,175
12010000	ACCOUNTS RECEIVABLE (NET)	8,000	0
12020000	INVESTMENTS	39,742,319	56,267,166
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	5,032,447	18,250,764
12020020	HELD-TO-MATURITY DEBT SECURITIES	461,047	631,964
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	34,217,140	37,359,819
12020040	OTHER	31,685	24,619
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	61,212,996	53,476,475
12030010	BUILDINGS	15,117,984	14,843,097
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	89,546,589	74,378,057
12030030	OTHER EQUIPMENT	9,215,253	8,073,547
12030040	ACCUMULATED DEPRECIATION	-60,426,796	-49,198,237
12030050	CONSTRUCTION IN PROGRESS	7,759,966	5,380,011
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	27,052,685	11,382,311
12060010	GOODWILL	3,852,002	2,621,530
12060020	TRADEMARKS	2,610,187	1,749,402
12060030	RIGHTS AND LICENSING	1,998,695	1,344,190
12060031	CONCESSIONS	14,185,287	3,655,985
12060040	OTHER	4,406,514	2,011,204
12070000	DEFERRED TAX ASSETS	10,839,509	10,608,778
12080000	OTHER NON-CURRENT ASSETS	9,131,232	9,166,445
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	4,941
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	9,131,232	9,161,504
20000000	TOTAL LIABILITIES	138,979,108	115,529,487
21000000	CURRENT LIABILITIES	43,475,394	40,283,067
21010000	BANK LOANS	337,148	312,715
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	428,667	424,698
21040000	SUPPLIERS	17,142,044	12,024,853
21050000	TAXES PAYABLE	1,602,969	1,692,415
21050010	INCOME TAXES PAYABLE	494,593	642,385
21050020	OTHER TAXES PAYABLE	1,108,376	1,050,030
21060000	OTHER CURRENT LIABILITIES	23,964,566	25,828,386
21060010	INTEREST PAYABLE	1,048,403	796,229
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
21060030	DEFERRED INCOME	20,150,744	21,962,847
21060050	EMPLOYEE BENEFITS	1,005,255	857,903
21060060	PROVISIONS	245,962	174,678
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	1,514,202	2,036,729
22000000	NON-CURRENT LIABILITIES	95,503,714	75,246,420
22010000	BANK LOANS	10,633,627	13,385,879
22020000	STOCK MARKET LOANS	70,026,876	46,357,221
22030000	OTHER INTEREST BEARING LIABILITIES	4,807,379	4,494,549
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	10,035,832	11,008,771
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	335,102	335,336
22050020	DEFERRED INCOME	284,000	474,011
22050040	EMPLOYEE BENEFITS	287,159	79,810
22050050	PROVISIONS	54,462	59,614
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	9,075,109	10,060,000
30000000	STOCKHOLDERS' EQUITY	87,915,081	78,579,433
30010000	CONTROLLING INTEREST	76,804,977	68,311,434
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-12,647,475	-12,848,448
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	62,905,444	56,897,886
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	58,845,619	51,097,340
30080040	NET INCOME FOR THE YEAR	5,386,905	7,748,279
30080050	OTHER	-3,466,087	-4,086,740
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	5,679,063	3,394,051
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	35,422	58,418
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	348,429	49,629
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	1,998,313	1,163,122
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-171,351	-140,944
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	3,176,726	1,997,966
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	291,524	265,860
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	11,110,104	10,267,999

DATA INFORMATION
AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	8,809,573	6,772,104
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	49,578,152	32,170,424
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	2,107,375	2,009,430
91000060	NUMBER OF EXECUTIVES (*)	70	72
91000070	NUMBER OF EMPLOYEES (*)	39,545	31,975
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	338,056,218,201	335,501,022,792
91000100	NUMBER OF REPURCHASED SHARES (*)	24,373,668,930	26,928,864,339
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	80,118,352	24,020,205	73,790,711	21,443,064
40010010	SERVICES	61,764,168	19,152,459	57,255,507	17,007,067
40010020	SALE OF GOODS	2,204,680	604,251	2,163,696	585,975
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	6,058,932	1,631,619	5,321,561	1,431,519
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	10,090,572	2,631,876	9,049,947	2,418,503
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	42,908,647	12,663,069	39,602,423	11,487,240
40021000	GROSS PROFIT (LOSS)	37,209,705	11,357,136	34,188,288	9,955,824
40030000	GENERAL EXPENSES	17,971,608	5,288,565	15,366,803	4,392,726
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	19,238,097	6,068,571	18,821,485	5,563,098
40050000	OTHER INCOME AND (EXPENSE), NET	-5,281,690	-521,852	-83,150	-243,976
40060000	OPERATING INCOME (LOSS)	13,956,407	5,546,719	18,738,335	5,319,122
40070000	FINANCE INCOME	2,613,705	983,005	5,971,689	5,358,070
40070010	INTEREST INCOME	1,327,691	435,747	1,129,955	338,276
40070020	FOREIGN EXCHANGE GAIN, NET	0	0	0	20,500
40070030	DERIVATIVES GAIN, NET	515,073	547,258	4,841,734	4,999,294
40070040	EARNINGS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	770,941	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	6,942,630	2,519,746	5,086,972	1,299,339
40080010	INTEREST EXPENSE	5,551,461	1,494,565	4,803,151	1,299,339
40080020	FOREIGN EXCHANGE LOSS, NET	1,391,169	1,025,181	283,821	0
40080030	DERIVATIVES LOSS, NET	0	0	0	0
40080050	LOSS FROM CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-4,328,925	-1,536,741	884,717	4,058,731
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	13,173	-34,366	-5,659,963	-4,736,774
40110000	INCOME (LOSS) BEFORE INCOME TAXES	9,640,655	3,975,612	13,963,089	4,641,079
40120000	INCOME TAXES	2,980,883	1,313,995	3,728,962	783,508
40120010	INCOME TAX, CURRENT	5,043,053	1,928,123	13,857,087	9,425,916
40120020	INCOME TAX, DEFERRED	-2,062,170	-614,128	-10,128,125	-8,642,408
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	6,659,772	2,661,617	10,234,127	3,857,571
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	6,659,772	2,661,617	10,234,127	3,857,571
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,272,867	157,363	2,485,848	1,393,741
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	5,386,905	2,504,254	7,748,279	2,463,830

40180000	NET INCOME (LOSS) PER BASIC SHARE	1.87	0.87	2.71	0.86
40190000	NET INCOME (LOSS) PER DILUTED SHARE	1.74	0.81	2.50	0.80

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	6,659,772	2,661,617	10,234,127	3,857,571
	ITEMS NOT TO BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-27,811	-27,811	133,863	133,863
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS	340,906	339,870	79,710	-7,340
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	835,191	-258,997	677,891	244,165
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-30,407	-9,855	16,308	19,012
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,178,760	482,220	586,315	804,935
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	25,664	20,660	105,259	-5,467
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	2,322,303	546,087	1,599,346	1,189,168

40300000	COMPREHENSIVE INCOME (LOSS)	8,982,075	3,207,704	11,833,473	5,046,739
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	1,310,158	205,500	2,497,027	1,402,149
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	7,671,917	3,002,204	9,336,446	3,644,590

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	11,563,085	3,381,788	9,846,366	2,568,278

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	80,118,352	73,790,711
92000040	OPERATING INCOME (LOSS) (**)	13,956,407	18,738,335
92000060	NET INCOME (LOSS) (**)	6,659,772	10,234,127
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	5,386,905	7,748,279
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	11,563,085	9,846,366

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	9,640,655	13,963,089
50020000	+ (-) ITEMS NOT REQUIRING CASH	1,198,465	1,016,230
50020010	+ ESTIMATES FOR THE PERIOD	1,040,954	873,097
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	157,511	143,133
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	13,284,910	15,433,784
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	11,563,085	9,846,366
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	715,786	236,667
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	253,279	59,648
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	(13,173)	5,659,963
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(241,848)	(192,712)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	(3,374,483)	(361,228)
50030080	(-) + OTHER ITEMS	4,382,264	185,080
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	10,869,473	1,052,445
50040010	(+) ACCRUED INTEREST	5,551,461	4,803,151
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	5,507,988	489,847
50040030	(+) FINANCIAL OPERATIONS OF DERIVATIVES	(1,286,014)	(4,841,734)
50040040	+ (-) OTHER ITEMS	1,096,038	601,181
50050000	CASH FLOW BEFORE INCOME TAX	34,993,503	31,465,548
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,565,791)	(7,659,343)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	(1,213,774)	(2,604,151)
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,244,721)	(3,372,410)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(221,268)	(2,136,355)
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	4,795,769	2,384,536
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,564,440)	2,863,730
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(4,117,357)	(4,794,693)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	29,427,712	23,806,205
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(23,704,282)	(25,246,453)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(9,329)	(1,588,925)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(17,004,358)	(14,870,672)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	480,601	169,218
50080050	(-) TEMPORARY INVESTMENTS	(1,407,826)	(517,199)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	513,134	1,868,059
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(794,476)	(824,072)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	(5,482,028)	(9,482,862)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	7,230,849	(923,817)
50090010	+ BANK FINANCING	2,078,433	493,383
50090020	+ STOCK MARKET FINANCING	18,388,714	6,437,204
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(6,836,043)	(375,000)
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(446,944)	(376,159)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	(2,168,384)
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(5,200,696)	(4,681,676)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(752,615)	(253,185)

50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	12,954,279	(2,364,065)
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	83,038	(7,227)
50120000	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	16,692,033	19,063,325
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,729,350	16,692,033

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,814	0	-101,814	-1,088	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	-2,168,384	0	-2,168,384	-118,238	-2,286,622

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,057,083	0	0	0	0	0	0	-1,057,083	0	-1,057,083

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,311,858	0	0	0	0	346,406	0	1,658,264	-300	1,657,964

COMPREHENSIVE INCOME	0	0	0	0	0	0	7,748,279	1,588,167	9,336,446	2,497,027	11,833,473

BALANCE AT DECEMBER 31, 2013	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433
BALANCE AT JANUARY 1, 2014	4,978,126	-12,848,448	15,889,819	0	0	2,139,007	54,758,879	3,394,051	68,311,434	10,267,999	78,579,433

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-468,249	-468,249

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-1,064,602	0	0	0	0	0	0	-1,064,602	0	-1,064,602

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	1,265,575	0	0	0	0	620,653	0	1,886,228	196	1,886,424

COMPREHENSIVE INCOME	0	0	0	0	0	0	5,386,905	2,285,012	7,671,917	1,310,158	8,982,075

BALANCE AT DECEMBER 31, 2014	4,978,126	-12,647,475	15,889,819	0	0	2,139,007	60,766,437	5,679,063	76,804,977	11,110,104	87,915,081

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04 YEAR: 2014
GRUPO TELEVISA, S.A.B.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED Final Printing

MEXICO CITY, D.F., FEBRUARY 26, 2015—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FULL YEAR AND FOURTH QUARTER 2014. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION SETS FORTH CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2014 WITH 2013:

NET SALES

NET SALES INCREASED BY 8.6% TO PS.80,118.4 MILLION IN 2014 COMPARED WITH PS.73,790.7 MILLION IN 2013. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH ACROSS ALL OUR BUSINESS SEGMENTS. OPERATING SEGMENT INCOME INCREASED 8.1%, REACHING PS.32,279.7 MILLION WITH A MARGIN OF 39.6% IN 2014 COMPARED WITH PS.29,860.4 MILLION WITH A MARGIN OF 39.7% IN 2013.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AMOUNTED TO PS.5,386.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2014, COMPARED WITH A NET INCOME OF PS.7,748.3 MILLION FOR THE YEAR ENDED DECEMBER 31,  2013. THE NET DECREASE OF PS.2,361.4 MILLION REFLECTED I) A PS.5,213.6  MILLION INCREASE IN FINANCE EXPENSE, NET; AND II) A PS.5,198.6 MILLION INCREASE IN OTHER EXPENSE, NET, REFLECTING PRIMARILY A ONE-TIME NON-CASH LOSS ON DISPOSITION OF OUR 50% JOINT INTEREST IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF IUSACELL, WHICH WAS COMPLETED IN JANUARY 2015. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY (I) A PS.5,673.1  MILLION FAVORABLE CHANGE IN SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET; (II) A PS.1,213.0 MILLION DECREASE IN NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS; (III) A PS.748.1 MILLION DECREASE IN INCOME TAXES; AND (IV) A PS.416.6  MILLION INCREASE IN INCOME BEFORE OTHER EXPENSE, NET.

FULL YEAR RESULTS AND FOURTH QUARTER RESULTS  BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FULL YEAR CONSOLIDATED RESULTS ENDED DECEMBER 31, 2014 AND 2013, AND FOURTH QUARTER CONSOLIDATED RESULTS ENDED DECEMBER 31, 2014 AND 2013  FOR EACH OF OUR BUSINESS SEGMENTS.  CONSOLIDATED RESULTS  ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FOURTH QUARTER SALES INCREASED BY 6.7% TO PS.11,128.9 MILLION COMPARED WITH PS.10,433.8 MILLION IN FOURTH QUARTER 2013.

FULL YEAR SALES INCREASED BY 3.1% TO PS.34,868.1 MILLION COMPARED WITH PS.33,817.6 MILLION IN 2013.

ADVERTISING

ADVERTISING FOURTH QUARTER REVENUE INCREASED BY 3.8% TO PS.8,633.0 MILLION COMPARED WITH PS.8,318.7 MILLION IN FOURTH QUARTER 2013. ADVERTISING ON PAY-TV NETWORKS INCREASED BY 9.6% AND REPRESENTED 6.1% OF OUR ADVERTISING REVENUES.

ADVERTISING FULL YEAR REVENUE INCREASED BY 2.4%. TO PS.25,465.7 MILLION COMPARED WITH PS.24,864.5 MILLION IN 2013. THESE RESULTS WERE ADVERSELY AFFECTED STARTING ON JULY, 2014 BY NEW REGULATION THAT RESTRICTS TELEVISION ADVERTISING FOR HIGH-CALORIC FOODS AND BEVERAGES DURING CERTAIN TIME SLOTS. FOR THE FULL YEAR, ADVERTISING ON PAY-TV NETWORKS REPRESENTED 6.0% OF OUR TOTAL ADVERTISING REVENUES.

NETWORK SUBSCRIPTION REVENUE

FOURTH-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 21.5% TO PS.775.8 MILLION COMPARED TO PS.638.6 MILLION IN FOURTH-QUARTER 2013. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, BOTH IN MEXICO AND ABROAD, AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES.

FULL YEAR NETWORK SUBSCRIPTION REVENUE DECREASED BY 12.5%. TO PS.2,854.4 MILLION COMPARED WITH PS.3,263.6 MILLION IN 2013. THESE RESULTS REFLECT FORGONE REVENUE AS A RESULT OF THE IMPLEMENTATION OF THE MUST-OFFER REGULATION THAT CAME INTO EFFECT WITH THE CONSTITUTIONAL REFORM IN MATTERS OF TELECOMMUNICATIONS. THE MUST-OFFER REGULATION THAT CAME INTO EFFECT IN SEPTEMBER 2013, REQUIRES US TO ALLOW THE RETRANSMISSION FREE OF CHARGE AND ON A NON-DISCRIMINATORY BASIS OF FREE-TO-AIR TELEVISION SIGNALS TO PAY-TV CONCESSION HOLDERS THAT OPERATE IN THE SAME AREA OF GEOGRAPHIC COVERAGE, SUBJECT TO CERTAIN CONDITIONS BEING MET AMONG OTHERS, THAT THE RETRANSMISSION IS MADE WITHOUT MODIFICATIONS, INCLUDING ADVERTISING, AND WITH THE SAME QUALITY OF THE BROADCAST SIGNAL, EXCEPT IN CERTAIN SPECIFIC CASES PROVIDED IN THE REGULATIONS. THIS EFFECT WAS PARTIALLY COMPENSATED BY THE ADDITION OF PAY-TV SUBSCRIBERS IN MEXICO AND ABROAD.

LICENSING AND SYNDICATION

FOURTH-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 16.5% TO PS.1,720.1 MILLION COMPARED TO PS.1,476.5 MILLION IN FOURTH-QUARTER 2013. THE GROWTH IS MOSTLY EXPLAINED BY AN INCREASE OF 4.8% IN ROYALTIES FROM UNIVISION, FROM US$74.0 MILLION IN FOURTH QUARTER 2013 TO US$77.5 MILLION IN FOURTH QUARTER 2014, STRONG COPRODUCTIONS AND RETRANSMISSION RIGHTS REVENUES, AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES.

THE FULL YEAR INCREASE IN LICENSING AND SYNDICATION REVENUE OF 15.1% TO PS.6,548.0 MILLION COMPARED WITH PS.5,689.5 MILLION IN 2013, IS EXPLAINED BY I) AN INCREASE OF 14.8% IN ROYALTIES FROM UNIVISION, FROM US$273.2 MILLION IN 2013 TO US$313.7 MILLION IN 2014; AND II) A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED REVENUES.

IN THE AGGREGATE FOR THE FULL YEAR, THE CONTENT SEGMENT RESULTS REFLECT A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.301.6 MILLION.

FOURTH QUARTER OPERATING SEGMENT INCOME FOR OUR CONTENT SEGMENT INCREASED BY 9.1% TO PS.5,134.6 MILLION COMPARED WITH PS.4,705.4 MILLION IN FOURTH QUARTER 2013; THE MARGIN WAS 46.1%. THE INCREASE IN THE MARGIN OF 100 BASIS POINTS FROM SAME QUARTER LAST YEAR IS MAINLY EXPLAINED BY THE GROWTH IN ALL OF OUR CONTENT REVENUE LINES, AND LOWER PRODUCTION EXPENSES.

FULL-YEAR OPERATING SEGMENT INCOME FOR OUR CONTENT SEGMENT DECREASED BY 0.2% TO PS.15,534.3 MILLION COMPARED WITH PS.15,566.0 MILLION IN 2013. THE MARGIN WAS 44.6%. THE DROP IN THE MARGIN OF 140 BASIS POINTS FROM 2013 IS MAINLY EXPLAINED BY LOWER NETWORK SUBSCRIPTION REVENUE AS A RESULT OF THE MUST-OFFER REGULATION.

SKY

FOURTH QUARTER SALES INCREASED BY 7.4% TO PS.4,489.4 MILLION COMPARED WITH PS.4,180.7 MILLION IN FOURTH QUARTER 2013. DURING THE QUARTER, SKY ADDED A TOTAL OF 120,297 SUBSCRIBERS, MAINLY IN MEXICO.

FULL YEAR SALES INCREASED BY 8.7% TO PS.17,498.6 MILLION COMPARED WITH PS.16,098.3 MILLION IN 2013. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE OF MORE THAN 622 THOUSAND, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERING. AS OF DECEMBER 31, 2014, THE NUMBER OF NET ACTIVE SUBSCRIBERS INCREASED TO 6,638,032 (INCLUDING 174,986 COMMERCIAL SUBSCRIBERS), COMPARED WITH 6,015,475 (INCLUDING 168,063 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2013. SKY CLOSED THE YEAR WITH 192,358 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 14.4% TO PS.2,044.7 MILLION COMPARED WITH PS.1,787.3 MILLION IN FOURTH QUARTER 2013, AND THE MARGIN WAS 45.5%. THE INCREASE IN THE MARGIN OF 270 BASIS POINTS FROM SAME QUARTER LAST YEAR IS EXPLAINED BY THE GROWTH IN REVENUES AND THE ABSENCE OF THE AMORTIZATION OF COSTS RELATED WITH THE 24 EXCLUSIVE MATCHES OF THE 2014 SOCCER WORLD CUP. THIS EFFECT WAS PARTIALLY COMPENSATED BY HIGHER PROGRAMMING COSTS.

FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 11.9% TO PS.8,211.3 MILLION COMPARED WITH PS.7,340.5 MILLION IN 2013, AND THE MARGIN WAS 46.9%. THE INCREASE IN THE MARGIN OF 130 BASIS POINTS FROM LAST YEAR REFLECTS I) AN INCREASE IN SALES; AND II) SALES EXPENSES THAT EXPANDED AT A SLOWER PACE. THIS EFFECT WAS PARTIALLY COMPENSATED BY HIGHER MARKETING EXPENSES.

TELECOMMUNICATIONS

FOURTH QUARTER SALES INCREASED BY 35.4% TO PS.6,227.8 MILLION COMPARED WITH PS.4,599.4 MILLION IN FOURTH QUARTER 2013 DRIVEN BY GROWTH IN ALL OF OUR CABLE PLATFORMS AND THE CONSOLIDATION, FOR THE FULL QUARTER, OF PS.1,040.0 MILLION OF REVENUES FROM CABLECOM. EXCLUDING CABLECOM, FOURTH QUARTER SALES FROM OUR CABLE AND NETWORK OPERATIONS INCREASED BY 12.8%.

FULL YEAR SALES INCREASED BY 22.2% TO PS.20,937.3 MILLION COMPARED WITH PS.17,138.8 MILLION IN 2013. THIS INCREASE INCLUDES THE CONSOLIDATION, STARTING SEPTEMBER 1ST, OF PS.1,369.7 MILLION REVENUES FROM CABLECOM. EXCLUDING CABLECOM, FULL YEAR SALES EXPERIENCED A GROWTH OF 14.2%.

ALSO EXCLUDING THE ACQUISITION OF CABLECOM, VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, GREW 18.2% AND 21.2% COMPARED WITH FOURTH-QUARTER 2013, RESPECTIVELY, WHILE VIDEO RGUS GREW BY 4.3%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF RGUS PER SERVICE TYPE FOR OUR TELECOMMUNICATIONS SEGMENT AS OF DECEMBER 31, 2014 AND 2013:

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2014 AMOUNTED TO 3,356,732, 2,288,709  AND 1,228,182 RGUS, RESPECTIVELY, AND A TOTAL OF 6,873,623 RGUS.

THE RGUS OF VIDEO, BROADBAND AND VOICE AS OF DECEMBER 31, 2013 AMOUNTED TO 2,495,312, 1,666,788  AND 915,927 RGUS, RESPECTIVELY, AND A TOTAL OF 5,078,027 RGUS.

CABLECOM´S THIRD QUARTER 2014 VIDEO RGUS WERE PREVIOUSLY REPORTED AS 803,850. THIS FIGURE SHOULD HAVE BEEN REPORTED AS 745,995.

FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 50.7% TO PS.2,495.9 MILLION COMPARED WITH PS.1,656.2 MILLION IN FOURTH QUARTER 2013, AND THE MARGIN REACHED 40.1%. THESE RESULTS REFLECTED THE CONSOLIDATION OF CABLECOM, WHICH CONTRIBUTED WITH PS.480.8 MILLION TO OPERATING SEGMENT INCOME, AND LOWER LEASING AND LONG DISTANCE EXPENSES. EXCLUDING CABLECOM, FOURTH QUARTER OPERATING SEGMENT INCOME INCREASED BY 21.7%.

FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 28.6% TO PS.7,882.9 MILLION COMPARED WITH PS.6,131.8 MILLION IN 2013, AND THE MARGIN REACHED 37.7%, AN INCREASE OF 190 BASIS POINTS FROM 2013. THESE RESULTS PRIMARILY REFLECTED THE CONSOLIDATION OF CABLECOM, WHICH CONTRIBUTED WITH PS.638.1 MILLION TO OPERATING SEGMENT INCOME, CONTINUED GROWTH IN THE CABLE PLATFORMS AND BESTEL, AND THE BENEFIT FROM LOWER PROGRAMMING COSTS AS A RESULT OF THE MUST-OFFER REGULATION. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE INCREASE IN MAINTENANCE COSTS, PERSONNEL COSTS, AND ADVERTISING SPENDING DURING THE YEAR. EXCLUDING CABLECOM, FULL YEAR OPERATING SEGMENT INCOME INCREASED BY 18.2%.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR CABLE AND NETWORK OPERATIONS FOR 2014 AND 2013.

OUR CABLE OPERATIONS INCLUDE THE VIDEO, VOICE AND DATA SERVICES PROVIDED BY CABLEVISIÓN, CABLEMÁS, TVI, AND CABLECOM. OUR NETWORK OPERATIONS INCLUDE THE SERVICES OFFERED BY BESTEL AND THE NETWORK OPERATIONS OF CABLECOM. IN THE CASE OF CABLECOM ONLY THE PERIOD FROM SEPTEMBER 1ST TO DECEMBER 31ST, 2014 IS INCLUDED:

THE REVENUES FOR 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.17,497.0 MILLION AND PS.3,987.0 MILLION, RESPECTIVELY.

THE REVENUES FOR 2013 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.14,530.8 MILLION AND PS.3,051.4 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR 2014 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.6,798.5 MILLION AND PS.1,315.9 MILLION, RESPECTIVELY, AND INCLUDES CERTAIN EXPENSES PREVIOUSLY INCLUDED IN THE CONSOLIDATION ADJUSTMENTS FIGURE AS REPORTED IN THE FIRST THREE QUARTERS OF 2014. FOR THE FULL YEAR, THAT FIGURE IS EQUIVALENT TO PS.335.0 MILLION. THESE EXPENSES ARE BETTER ACCOUNTED FOR AS OPERATING EXPENSES AS THEY ARE RELATED TO THE MANAGEMENT STRUCTURE CREATED TO LEAD IN THE EXPANSION AND INTEGRATION OF TELEVISA´S TELECOMMUNICATIONS OPERATIONS.

THE OPERATING SEGMENT INCOME FOR 2013 OF CABLE OPERATIONS  AND NETWORK OPERATIONS AMOUNTED TO PS.5,552.7 MILLION AND PS.820.7 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.546.7 MILLION AND PS.443.4 MILLION IN REVENUES IN 2014 AND 2013, RESPECTIVELY, OR PS.231.5 MILLION AND PS.241.6 MILLION IN OPERATING SEGMENT INCOME IN 2014 AND 2013, RESPECTIVELY, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF THE TELECOMMUNICATIONS SEGMENT.

OTHER BUSINESSES

FOURTH QUARTER SALES DECREASED BY 1.6% TO PS.2,533.2 MILLION COMPARED WITH PS.2,574.8 MILLION IN FOURTH QUARTER 2013. THE DECREASE IS MAINLY EXPLAINED BY A DROP IN REVENUES FROM OUR PUBLISHING BUSINESS, WHICH WAS PARTIALLY COMPENSATED BY AN INCREASE IN THE REVENUES OF OUR GAMING AND FEATURE-FILM DISTRIBUTION BUSINESSES.

FULL YEAR SALES INCREASED BY 1.6% TO PS.8,204.0 MILLION COMPARED WITH PS.8,073.3 MILLION IN 2013. BUSINESSES THAT PERFORMED WELL INCLUDE FEATURE-FILM DISTRIBUTION, GAMING, AND RADIO. THE FEATURE-FILM DISTRIBUTION BUSINESS DISTRIBUTED HITS SUCH AS “THE HUNGER GAMES: MOCKINGJAY” AND “CÁSESE QUIEN PUEDA”. THE GAMING BUSINESS BENEFITED FROM HIGHER REVENUES FROM OUR ELECTRONIC GAMING MACHINES, WHILE THE RADIO BUSINESS SAW AN INCREASE IN ADVERTISING REVENUES.

FOURTH QUARTER OPERATING SEGMENT INCOME REACHED PS.197.0 MILLION COMPARED WITH PS.340.9 MILLION IN FOURTH QUARTER 2013.

FULL YEAR OPERATING SEGMENT INCOME REACHED PS.651.2 MILLION COMPARED WITH PS.822.1 MILLION IN 2013, REFLECTING I) A DECREASE IN THE OPERATING SEGMENT INCOME OF OUR PUBLISHING BUSINESS; II) AN INCREASE IN THE OPERATING SEGMENT INCOME OF GAMING, SOCCER, RADIO, AND FEATURE-FILM DISTRIBUTION BUSINESSES; AND III) A SMALLER OPERATING SEGMENT LOSS IN OUR PUBLISHING DISTRIBUTION BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR 2014 AND 2013 AMOUNTED TO PS.1,389.6 MILLION AND PS.1,337.3 MILLION, RESPECTIVELY.

INTERSEGMENT OPERATIONS FOR THE FOURTH QUARTER 2014 AND 2013 AMOUNTED TO PS.359.1 MILLION AND PS.345.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSE INCREASED BY PS.286.0 MILLION, TO PS.1,478.5 MILLION IN 2014, FROM PS.1,192.5 MILLION IN 2013. THE INCREASE REFLECTED PRIMARILY A HIGHER SHARE-BASED COMPENSATION EXPENSE.

SHARE-BASED COMPENSATION EXPENSE IN 2014 AND 2013 AMOUNTED TO PS.844.8 MILLION AND PS.605.1 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD. THE INCREASE OF PS.239.7 MILLION REFLECTED PRIMARILY A HIGHER NUMBER OF OUR CPOS CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES IN OUR TELECOMMUNICATIONS SEGMENT, AS WELL AS THE INCREASE IN THE MARKET PRICE OF OUR CPO FROM LAST YEAR.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.5,198.6 MILLION  TO PS.5,281.7 MILLION IN 2014, FROM PS.83.1 MILLION  IN 2013. THIS INCREASE REFLECTED PRIMARILY A ONE-TIME NON-CASH LOSS ON DISPOSITION OF OUR INVESTMENT IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), OUR 50% JOINT VENTURE IN THE IUSACELL TELECOM BUSINESS, IN CONNECTION WITH A TRANSACTION AGREEMENT ENTERED INTO BY US AND THE OTHER OWNER OF GSF IN SEPTEMBER 2014, AS DISCUSSED BELOW.

OTHER EXPENSE, NET, FOR THE YEAR ENDED DECEMBER 31, 2014, ALSO INCLUDED FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, DONATIONS, AND A NON-CASH IMPAIRMENT CHARGE RELATED TO GOODWILL AND TRADEMARKS IN OUR PUBLISHING BUSINESS.

NON-OPERATING RESULTS

FINANCE EXPENSE (INCOME), NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE (INCOME), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013:

FINANCE EXPENSE, NET, AMOUNTED TO PS.4,328.9 MILLION IN 2014 COMPARED WITH A FINANCE INCOME, NET OF PS.884.7 MILLION IN 2013. THE UNFAVORABLE CHANGE OF PS.5,213.6 MILLION REFLECTED PRIMARILY I) A PS.748.3 MILLION INCREASE IN INTEREST EXPENSE TO PS.5,551.5 MILLION IN 2014 COMPARED WITH PS.4,803.2 MILLION IN 2013, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN 2014; II) A PS.1,107.4 MILLION INCREASE IN FOREIGN EXCHANGE LOSS TO PS.1,391.2 MILLION IN 2014 COMPARED WITH PS.283.8 MILLION IN 2013, RESULTING PRIMARILY FROM THE EFFECT OF A 12.9% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR ON OUR AVERAGE NET UNHEDGED U.S. DOLLAR LIABILITY POSITION IN 2014 COMPARED WITH A 1.8% DEPRECIATION AND A LOWER U.S. DOLLAR LIABILITY POSITION IN 2013; AND III) A PS.3,555.6 MILLION DECREASE IN OTHER FINANCE INCOME, NET, TO PS.1,286.1 MILLION IN 2014 COMPARED WITH PS.4,841.7 MILLION IN 2013, RESULTING  PRIMARILY FROM A LOWER FINANCE INCOME RESULTING FROM A CHANGE IN FAIR VALUE OF THE EMBEDDED DERIVATE RELATED TO OUR OPTION TO CONVERT DEBENTURES ISSUED BY THE CONTROLLING COMPANY OF UNIVISION (“BMP”)  INTO AN EQUITY STAKE OF BMP. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.197.7 MILLION INCREASE IN INTEREST INCOME TO PS.1,327.7 MILLION IN 2014 COMPARED WITH PS.1,130.0 MILLION IN 2013, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN 2014.

SHARE OF INCOME OR LOSS OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF INCOME OF JOINT VENTURES AND ASSOCIATES, NET, AMOUNTED TO PS.13.2 MILLION IN 2014 COMPARED WITH A SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, OF PS.5,659.9 MILLION IN 2013. THE FAVORABLE CHANGE OF PS.5,673.1 MILLION REFLECTED MAINLY THE ABSENCE OF AN IMPAIRMENT ADJUSTMENT MADE IN 2013 TO OUR INVESTMENT IN GSF, AS WELL AS A LOWER LOSS OF GSF AS WE DISCONTINUED RECOGNIZING OUR SHARE OF LOSS OF THIS JOINT VENTURE IN SEPTEMBER 2014, IN CONNECTION WITH A TRANSACTION AGREEMENT TO DISPOSE OF OUR INVESTMENT IN GSF, WHICH WAS COMPLETED IN JANUARY 2015.

INCOME TAXES

INCOME TAXES DECREASED BY PS.748.1 MILLION, OR 20.1%, TO PS.2,980.9  MILLION IN 2014 COMPARED WITH  PS.3,729.0 MILLION IN 2013. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS DECREASED BY PS.1,213.0 MILLION, OR 48.8%, TO PS.1,272.9 MILLION IN 2014, COMPARED WITH PS.2,485.9 MILLION IN 2013. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY AND TELECOMMUNICATIONS SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND DISPOSITIONS

DURING 2014, WE INVESTED APPROXIMATELY US$1,275.8 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES. THESE CAPITAL EXPENDITURES INCLUDED APPROXIMATELY US$702.9 MILLION FOR OUR TELECOMMUNICATIONS SEGMENT, U.S.$388.8 MILLION FOR OUR SKY SEGMENT, AND US$184.1 MILLION FOR OUR CONTENT AND OTHER BUSINESSES SEGMENTS.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR TELECOMMUNICATIONS SEGMENT DURING  2014 INCLUDED APPROXIMATELY US$199.9 MILLION FOR CABLEVISIÓN, US$290.0 MILLION FOR CABLEMÁS, US$131.3 MILLION FOR TVI, US$23.2 MILLION FOR CABLECOM, AND US$58.5 MILLION FOR BESTEL.

IN AUGUST 2014 WE ACQUIRED, PURSUANT TO APPLICABLE REGULATIONS, ALL OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”) THROUGH THE CONVERSION OF CERTAIN DEBT INSTRUMENTS PREVIOUSLY SUBSCRIBED BY TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”), THE CONTROLLING COMPANY OF CABLECOM, THE CAPITALIZATION OF A LONG-TERM CREDIT PREVIOUSLY SUBSCRIBED BY ARES, AND CASH IN THE AMOUNT OF PS.5,908.0 MILLION. THE TOTAL FAIR VALUE CONSIDERATION FOR THE ACQUISITION OF CABLECOM AMOUNTED TO PS.15,847.7 MILLION AT THE ACQUISITION DATE. WE BEGAN TO CONSOLIDATE CABLECOM IN OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF AUGUST 31, 2014, AND THEREFORE, OUR CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014, INCLUDED THE RESULTS OF CABLECOM FOR THE FOUR MONTHS ENDED ON THAT DATE.

IN SEPTEMBER 2014, THE OTHER OWNER OF GSF AGREED TO PURCHASE OUR 50% EQUITY PARTICIPATION IN THE IUSACELL TELECOM BUSINESS AT A CASH PURCHASE PRICE OF US$717.0 MILLION. AS A RESULT OF THIS TRANSACTION, WE RECOGNIZED A ONE-TIME NON-CASH LOSS ON DISPOSITION OF GSF OF APPROXIMATELY US$316.0 MILLION (PS.4,168.5 MILLION) IN CONSOLIDATED OTHER EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2014. THIS TRANSACTION WAS COMPLETED IN JANUARY 2015.

ON JANUARY 8, 2015, WE ANNOUNCED THE ACQUISITION OF 100% OF THE EQUITY INTEREST OF CABLEVISIÓN RED, S.A. DE C.V. AND ITS RELATED COMPANIES (“CABLEVISIÓN RED”) FOR APPROXIMATELY PS.3,000.0 MILLION. ADDITIONALLY, TELEVISA ASSUMED OBLIGATIONS AND LIABILITIES OF CABLEVISIÓN RED FOR APPROXIMATELY PS.7,200.0 MILLION. CABLEVISIÓN RED IS A TELECOMMUNICATIONS COMPANY THAT PROVIDES VIDEO, DATA AND TELEPHONY SERVICES IN MEXICO, PRIMARILY IN THE STATES OF GUANAJUATO, JALISCO, AGUASCALIENTES, QUERÉTARO, TAMAULIPAS, AND COLIMA, AMONG OTHERS. CABLEVISIÓN RED HAS APPROXIMATELY 650 THOUSAND REVENUE GENERATING UNITS.

OTHER RELEVANT INFORMATION

EFFECTIVE JANUARY, 2015, RICARDO PÉREZ TEUFFER ASSUMED THE ROLE OF CORPORATE VICE PRESIDENT OF SALES AND MARKETING OF GRUPO TELEVISA, REPLACING ALEJANDRO QUINTERO IÑIGUEZ, WHO ALSO STEPPED DOWN AS BOARD MEMBER OF GRUPO TELEVISA. PRIOR TO THIS NEW EXPANDED ROLE, MR. PÉREZ TEUFFER SERVED AS VICE PRESIDENT OF SPECIAL AND SPORTS EVENTS OF GRUPO TELEVISA.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF DECEMBER 31, 2014 AND 2013. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.80,997.6 MILLION AND PS.60,055.8 MILLION AS OF DECEMBER 31, 2014 AND 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.337.1 MILLION AND PS.312.7 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.5,236.1 MILLION AND PS.4,919.2 MILLION AS OF DECEMBER 31, 2014 AND 2013, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.428.7 MILLION  AND PS.424.7 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2014, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.40,506.9 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2014, AMOUNTED TO PS.5,972.8 MILLION.

IN SEPTEMBER 2014, WE PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE PRINCIPAL AMOUNT OF PS.4,500.0 MILLION, WHICH WERE ORIGINALLY DUE IN 2016. THE AGGREGATE AMOUNT PAID BY US AMOUNTED TO PS.4,775.9 MILLION, WHICH INCLUDED RELATED ACCRUED INTEREST AND FEES.

SHARES OUTSTANDING

AS OF DECEMBER 31, 2014 AND 2013, OUR SHARES OUTSTANDING AMOUNTED TO 338,056.2 MILLION AND 335,501.0 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,889.4 MILLION AND 2,867.5 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2014 AND 2013, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 577.9 MILLION AND 573.5 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

TELEVISA IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT OPERATES FOUR BROADCAST CHANNELS IN MEXICO CITY, PRODUCES AND DISTRIBUTES 24 PAY-TV BRANDS FOR DISTRIBUTION IN MEXICO AND THE REST OF THE WORLD, AND EXPORTS ITS PROGRAMS AND FORMATS TO THE U.S. THROUGH UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND TO OTHER TELEVISION NETWORKS IN OVER 50 COUNTRIES. TELEVISA IS ALSO AN ACTIVE PARTICIPANT IN MEXICO’S TELECOMMUNICATIONS INDUSTRY. IT HAS A MAJORITY INTEREST IN SKY, A LEADING DIRECT-TO-HOME SATELLITE TELEVISION SYSTEM OPERATING IN MEXICO, THE DOMINICAN REPUBLIC AND CENTRAL AMERICA. TELEVISA ALSO PARTICIPATES IN MEXICO´S CABLE AND TELECOMMUNICATIONS INDUSTRY IN MANY REGIONS OF THE COUNTRY WHERE IT OFFERS VIDEO, VOICE, AND BROADBAND SERVICES. TELEVISA ALSO HAS INTERESTS IN MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. IN THE UNITED STATES, TELEVISA HAS EQUITY AND DEBENTURES THAT, UPON CONVERSION AND SUBJECT TO ANY NECESSARY APPROVAL FROM THE FEDERAL COMMUNICATIONS COMMISSION (“FCC”) IN THE UNITED STATES, WOULD REPRESENT APPROXIMATELY 38% ON A FULLY DILUTED, AS-CONVERTED BASIS OF THE EQUITY CAPITAL IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, THE LEADING MEDIA COMPANY SERVING THE UNITED STATES HISPANIC MARKET. (SOURCE: GRUPO TELEVISA)

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTIONS:
   BARCLAYS
   BBVA BANCOMER
   BTG PACTUAL
   CREDIT SUISSE
   GABELLI & CO.
   GBM CASA DE BOLSA
   GOLDMAN SACHS
   HSBC
   INVEX
   ITAÚ SECURITIES
   JPMORGAN
   MAXIM GROUP
   MERRILL LYNCH
   MORGAN STANLEY
   NEW STREET
   SANTANDER
   SCOTIABANK
   UBS

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04 YEAR: 2014
GRUPO TELEVISA, S.A.B.
FINANCIAL STATEMENT NOTES
CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, ARE UNAUDITED, AND HAVE BEEN PREPARED BY USING THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED HEREIN.

 THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS AS OF DECEMBER 31, 2014, EXCEPT FOR THE NEW SEGMENT PRESENTATION DISCUSSED IN NOTE 8.

         THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON FEBRUARY 23, 2015, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2014 AND 2013 CONSISTED OF:

	2014		2013
BUILDINGS	PS.	8,489,033	PS.	8,411,136
BUILDING IMPROVEMENTS		359,440		305,402
TECHNICAL EQUIPMENT		81,677,097		66,508,565
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		959,377		825,284
TRANSPORTATION EQUIPMENT		2,151,827		1,907,209
COMPUTER EQUIPMENT		6,104,049		5,341,054
LEASEHOLD IMPROVEMENTS		1,641,527		1,528,911
		109,251,842		92,697,053
ACCUMULATED DEPRECIATION		(60,426,796)		(49,198,237)
		48,825,046		43,498,816
LAND		4,627,984		4,597,648
CONSTRUCTION AND PROJECTS IN PROGRESS		7,759,966		5,380,011
	PS.	61,212,996	PS.	53,476,475

DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 WAS PS.10,086,524 AND PS.8,861,390, RESPECTIVELY.

DURING THE YEAR ENDED DECEMBER 31, 2014, THE GROUP INVESTED PS.17,122,316 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3.         DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF DECEMBER 31, 2014 AND 2013 WERE AS FOLLOWS:

	2014		2013
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	PS.	7,357,713	PS.	6,507,849
6.625% SENIOR NOTES DUE 2025 (A)		8,464,108		7,414,019
8.50% SENIOR NOTES DUE 2032 (A)		4,397,923		3,890,267
6.625% SENIOR NOTES DUE 2040 (A)		8,698,080		7,679,931
5% SENIOR NOTES DUE 2045 (A)		14,246,853		-
TOTAL U.S. DOLLAR DEBT		43,164,677		25,492,066

MEXICAN PESO DEBT:
7.38% NOTES DUE 2020 (B)		9,958,857		9,951,803
TIIE + 0.35% NOTES DUE 2021 (B)		5,986,897		-
8.49% SENIOR NOTES DUE 2037 (A)		4,483,747		4,483,022
7.25% SENIOR NOTES DUE 2043 (A)		6,432,698		6,430,330
BANK LOANS		5,874,843		8,589,233
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,595,932		1,609,361
TOTAL MEXICAN PESO DEBT		37,832,974		34,563,749
TOTAL DEBT (C)		80,997,651		60,055,815
LESS: SHORT-TERM DEBT AND CURRENT
PORTION OF LONG-TERM DEBT		337,148		312,715
LONG-TERM DEBT, NET OF CURRENT PORTION	PS.	80,660,503	PS.	59,743,100
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	PS.	4,401,423	PS.	4,077,561
OTHER		834,623		841,686
TOTAL FINANCE LEASE OBLIGATIONS		5,236,046		4,919,247
LESS: CURRENT PORTION		428,667		424,698
FINANCE LEASE OBLIGATIONS, NET OF CURRENT
PORTION	PS.	4,807,379	PS.	4,494,549

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93%, 6.97%, 7.62% AND 5.26% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037, 2040 AND 2043, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037, 2040 AND 2045 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE SENIOR NOTES DUE 2043 ARE REGISTERED WITH BOTH THE U.S. SEC AND THE MEXICAN BANKING AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES” OR “CNBV”).

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY FOR NOTES DUE 2020 AND EVERY 28 DAYS FOR NOTES DUE 2021. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2020, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE NOTES DUE 2021, IN WHOLE OR IN PART, AT ANY DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND AN AVERAGE PRICE CALCULATED FROM PRICES TO BE PROVIDED AT THE REDEMPTION DATE BY TWO MEXICAN FINANCIAL PRICING COMPANIES. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN THE GROUP’S CONTENT SEGMENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF DECEMBER 31, 2014 AND 2013, IN THE AGGREGATE AMOUNT OF PS.1,268,856 AND PS.808,585, RESPECTIVELY.

          IN APRIL 2014, THE COMPANY CONCLUDED AN OFFERING OF LOCAL BONDS (“CERTIFICADOS BURSÁTILES”) DUE 2021 FOR A PRINCIPAL AMOUNT OF PS.6,000,000  WITH AN INTEREST RATE OF THE 28-DAY INTERBANK EQUILIBRIUM INTEREST RATE (“TASA DE INTERÉS INTERBANCARIA DE EQUILIBRIO” OR “TIIE”) PLUS 0.35%, WHICH WAS REGISTERED BEFORE THE CNBV.

          IN MAY 2014, THE COMPANY CONCLUDED AN OFFERING OF U.S.$1,000 MILLION (PS.12,922,300) AGGREGATE PRINCIPAL AMOUNT OF 5% SENIOR NOTES DUE 2045, WHICH WAS REGISTERED BEFORE THE U.S. SEC.

          IN JUNE 2014, THE COMPANY DEPOSITED CASH INTO IRREVOCABLE TRUST ACCOUNTS FOR THE BENEFIT OF CERTAIN CREDITORS OF THE COMPANY’S PESO-DENOMINATED LONG-TERM BANK LOANS, THAT REPRESENTED A PRINCIPAL AMOUNT OF PS.4,500,000. IN SEPTEMBER 2014, THE COMPANY PREPAID PESO-DENOMINATED LONG-TERM BANK LOANS IN THE PRINCIPAL AMOUNT OF PS.4,500,000, WHICH WERE ORIGINALLY DUE IN 2016.

          IN SEPTEMBER 2014, THE COMPANY PREPAID A PESO-DENOMINATED LONG-TERM BANK LOAN PREVIOUSLY SUBSCRIBED BY CABLECOM IN THE PRINCIPAL AMOUNT OF PS.1,771,000, WHICH WAS ORIGINALLY DUE IN 2018. THIS PREPAYMENT WAS FUNDED BY THE COMPANY WITH A LONG-TERM BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,782,000, WITH A MATURITY IN 2016.

4.        CONTINGENCIES:

THERE ARE SEVERAL LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY AS OF DECEMBER 31, 2014 AND 2013, IS PRESENTED AS FOLLOWS:

	2014		2013
NOMINAL CAPITAL STOCK	PS.	2,494,410	PS.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	PS.	4,978,126	PS.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		57,518,539		49,149,607
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		5,679,063		3,394,051
SHARES REPURCHASED		(12,647,475)		(12,848,448)
NET INCOME FOR THE YEAR		5,386,905		7,748,279
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	PS.	76,804,977	PS.	68,311,434

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AND DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

      ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND  OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L” SHARES, NOT IN THE FORM OF A CPO, WHICH  WAS PAID IN CASH IN MAY 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

       ON DECEMBER 9, 2013, THE COMPANY´S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE OF SERIES “A”, “B”, “D” AND “L” SHARES, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2013 IN THE AGGREGATE AMOUNT OF PS.1,084,192.

     AS OF DECEMBER 31, 2014, THE NUMBER OF SHARES ISSUED, ACQUIRED BY A COMPANY’S TRUST AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	ACQUIRED BY A COMPANY’S TRUST	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	8,237,414,459	115,036,546,966
SERIES “B” SHARES	58,982,873,976	5,652,055,183	53,330,818,793
SERIES “D” SHARES	90,086,525,865	5,242,099,644	84,844,426,221
SERIES “L” SHARES	90,086,525,865	5,242,099,644	84,844,426,221
	362,429,887,131	24,373,668,930	338,056,218,201

 AS OF DECEMBER 31, 2014, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	17,523,590,058	6,850,078,872	24,373,668,930		10,158,204
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		2,489,271
	17,523,590,058	6,850,078,872	24,373,668,930	PS.	12,647,475

(1)	DURING THE YEAR ENDED DECEMBER 31, 2014 THE COMPANY DID NOT REPURCHASE ANY COMPANY’S SHARES IN THE FORM OF CPOS.

(2)
DURING THE YEAR ENDED DECEMBER 31, 2014, THE TRUST FOR THE LONG-TERM RETENTION PLAN ACQUIRED 332,844,759 SHARES OF THE COMPANY, IN THE FORM OF 2,844,827 CPOS, IN THE AMOUNT OF PS.273,154, AND RELEASED 2,515,356,792 SHARES IN THE FORM OF 21,498,776 CPOS, AND 372,683,376 SERIES ”A” SHARES, IN THE AGGREGATE AMOUNT OF PS.973,294 IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

(3)	IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.

SHARE-BASED COMPENSATION EXPENSE IN 2014 AND 2013, AMOUNTED TO PS.844,788 AND PS.605,067, RESPECTIVELY, AND WAS ACCOUNTED FOR AS ADMINISTRATIVE EXPENSE.

6.        FINANCE (EXPENSE) INCOME, NET:

FINANCE (EXPENSE) INCOME FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, INCLUDED:

	2014		2013
INTEREST EXPENSE	PS.	(5,551,461)	PS.	(4,803,151)
FOREIGN EXCHANGE LOSS, NET		(1,391,169)		(283,821)
FINANCE EXPENSE		(6,942,630)		(5,086,972)
INTEREST INCOME (1)		1,327,691		1,129,955
OTHER FINANCE INCOME, NET (2)		1,286,014		4,841,734
FINANCE INCOME		2,613,705		5,971,689
FINANCE (EXPENSE) INCOME, NET	PS.	(4,328,925)	PS.	884,717

(1)   THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND ARES IN THE AGGREGATE AMOUNT OF PS.450,270 AND PS.358,927, FOR THE YEARS ENDED DECEMBER 31, 2014, AND 2013, RESPECTIVELY.

(2)  THIS LINE ITEM INCLUDED A GAIN IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.1,477,103 AND PS.4,988,479 FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, RESPECTIVELY.

7.        INCOME TAXES:

          IN THE LAST QUARTER OF 2013 THE MEXICAN CONGRESS ENACTED A NEW TAX REFORM (THE “2014 TAX REFORM”), WHICH BECAME EFFECTIVE AS OF JANUARY 1, 2014.  AMONG THE TAX REFORMS APPROVED BY THE MEXICAN CONGRESS, ONE OF THE MOST RELEVANT CHANGES WAS THE ELIMINATION OF THE TAX CONSOLIDATION REGIME ALLOWED FOR MEXICAN CONTROLLING COMPANIES THROUGH DECEMBER 31, 2013.

          THE INCOME TAX PAYABLE IN CONNECTION WITH THE ELIMINATION OF THE TAX CONSOLIDATION REGIME AMOUNTED TO AN AGGREGATE AMOUNT OF PS.6,906,887 AND PS.6,813,595 AS OF DECEMBER 31, 2014 AND  2013, RESPECTIVELY, OF WHICH PS.6,548,770 AND PS.6,629,865 WERE CLASSIFIED AS NON-CURRENT LIABILITIES AS OF THOSE DATES, RESPECTIVELY.

          IN THE YEAR ENDED DECEMBER 31, 2013, CURRENT INCOME TAXES INCLUDED INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS, IETU (FLAT TAX), AND AMOUNTS RESULTING FROM INCOME TAXES RELATED TO PRIOR YEARS.

             THE INCOME TAX PAYABLE AS OF DECEMBER 31, 2014 AND 2013, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, WAS AS FOLLOWS:

	2014		2013
TAX LOSSES OF SUBSIDIARIES, NET	PS.	177,918	PS.	350,198
DIVIDENDS DISTRIBUTED AMONG THE GROUP’S ENTITIES		-		81,029
		177,918		431,227
LESS: CURRENT PORTION		98,563		260,286
NON-CURRENT PORTION	PS.	79,355	PS.	170,941

AS A RESULT OF THE 2014 TAX REFORM, THE COMPANY IS NOT LONGER ALLOWED TO CONSOLIDATE INCOME OR LOSS OF ITS MEXICAN SUBSIDIARIES FOR INCOME TAX PURPOSES. AS OF DECEMBER 31, 2014 AND 2013, CURRENT INCOME TAX ASSETS AND LIABILITIES AND DEFERRED INCOME TAX ASSETS AND LIABILITIES, AS REPORTED BY SEPARATE TAXABLE ENTITIES IN THE GROUP, ARE PRESENTED AS FOLLOWS:

	2014	2013
CURRENT INCOME TAXES:
ASSETS	$894,728	$3,376,170
LIABILITIES	932,641	1,830,622
NET (1)	$(37,913)	$1,545,548
DEFERRED INCOME TAXES:
ASSETS	$16,080,292	$13,968,108
LIABILITIES	5,240,783	3,359,330
NET	$10,839,509	$10,608,778

          (1) THE NET AMOUNT OF CURRENT INCOME TAXES OF DECEMBER 31, 2014 IS REFLECTED AS OTHER TAXES PAYABLE (PS.37,913) IN THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2014.

   THE DEFERRED INCOME TAXES AS OF DECEMBER 31, 2014 AND 2013, WERE PRINCIPALLY DERIVED FROM:

	2014		2013
ASSETS:
ACCRUED LIABILITIES	PS.	1,284,458	PS.	1,455,444
ALLOWANCE FOR DOUBTFUL ACCOUNTS		917,269		753,090
CUSTOMER ADVANCES		2,186,836		2,480,552
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		-		755,985
PREPAID EXPENSES AND OTHER ITEMS		297,836		-
LIABILITIES:
INVESTMENTS		(443,538)		(1,147,683)
PROPERTY, PLANT AND EQUIPMENT, NET		(202,002)		(1,727,736)
DERIVATIVE FINANCIAL INSTRUMENTS		(152,491)		(366,225)
PREPAID EXPENSES AND OTHER ITEMS		-		(542,435)
INTANGIBLE ASSETS AND TRANSMISSION RIGHTS		(438,888)		-
DEFERRED INCOME TAXES OF MEXICAN COMPANIES		3,449,480		1,660,992
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		200,410		165,832
ASSET TAX		435,265		845,910
TAX LOSS CARRYFORWARDS		6,754,354		7,936,044
DEFERRED INCOME TAX ASSET, NET	PS.	10,839,509	PS.	10,608,778

8. SEGMENT INFORMATION AND SEASONALITY:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2014:
CONTENT	PS.	34,868,080	PS.	1,039,950	PS.	33,828,130	PS.	15,534,269
SKY		17,498,586		13,982		17,484,604		8,211,269
TELECOMMUNICATIONS		20,937,250		116,258		20,820,992		7,882,911
OTHER BUSINESSES		8,204,060		219,434		7,984,626		651,267
SEGMENT TOTAL		81,507,976		1,389,624		80,118,352		32,279,716
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,389,624)		(1,389,624)		-		(1,478,534)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(11,563,085)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		80,118,352		-		80,118,352		19,238,097	(1)
OTHER EXPENSE, NET		-		-		-		(5,281,690)
CONSOLIDATED TOTAL	PS.	80,118,352	PS.	-	PS.	80,118,352	PS.	13,956,407	(2)

2013:
CONTENT	PS.	33,817,614	PS.	822,694	PS.	32,994,920	PS.	15,565,959
SKY		16,098,262		24,143		16,074,119		7,340,525
TELECOMMUNICATIONS		17,138,795		106,271		17,032,524		6,131,773
OTHER BUSINESSES		8,073,364		384,216		7,689,148		822,047
SEGMENT TOTALS		75,128,035		1,337,324		73,790,711		29,860,304
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,337,324)		(1,337,324)		-		(1,192,453)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(9,846,366)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		73,790,711		-		73,790,711		18,821,485	(1)
OTHER EXPENSE, NET		-		-		-		(83,150)
CONSOLIDATED TOTAL	PS.	73,790,711	PS.	-	PS.	73,790,711	PS.	18,738,335	(2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER EXPENSE.
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

NEW SEGMENT PRESENTATION IN 2014

           BEGINNING IN THE FIRST QUARTER OF 2014, THE GROUP’S OTHER BUSINESSES SEGMENT INCLUDES THE PUBLISHING BUSINESS, WHICH WAS PREVIOUSLY PRESENTED AS A SEPARATE REPORTABLE SEGMENT. THE GROUP’S PUBLISHING BUSINESS WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

SEASONALITY

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2014 AND 2013, THE GROUP RECOGNIZED 30.0% AND 29.1%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE CONSOLIDATED NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR EACH OF THE FOUR QUARTERS IN THE PERIOD ENDED DECEMBER 31, 2014, IS PRESENTED AS FOLLOWS:
QUARTER	ACCUMULATED		QUARTER
IST / 14	PS.	853,868	PS.	853,868
2ND / 14		3,065,452		2,211,584
3RD / 14		2,882,651		(182,801)
4TH / 14		5,386,905		2,504,254

9.      INVESTMENT IN GSF HELD FOR SALE :

      DURING 2013,  THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF, THE PARENT COMPANY OF IUSACELL, IN THE AGGREGATE AMOUNT OF   PS.1,587,500. DURING 2014, NO CAPITAL CONTRIBUTIONS WERE MADE BY THE GROUP IN CONNECTION WITH ITS INTEREST IN GSF.

       IN SEPTEMBER 2014, THE GROUP’S PARTNER IN GSF AGREED TO PURCHASE THE GROUP’S 50% EQUITY PARTICIPATION IN THE IUSACELL TELECOM BUSINESS AT A CASH PRICE OF U.S.$717 MILLION (PS.9,461,532). AS A RESULT OF THIS TRANSACTION, WHICH WAS SUBJECT TO CUSTOMARY CLOSING CONDITIONS AND REQUIRED REGULATORY APPROVALS, THE GROUP DISCONTINUED RECOGNIZING ITS SHARE IN INCOME OR LOSS OF GSF; RECOGNIZED A NON-CASH LOSS OF PS.4,168,468 IN CONSOLIDATED OTHER EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2014;  AND CLASSIFIED ITS INVESTMENT IN GSF AS AN INVESTMENT HELD FOR SALE.  IN DECEMBER 2014, THE GROUP OBTAINED REGULATORY APPROVALS FOR THIS TRANSACTION (SEE NOTE 11).

10.      OTHER TRANSACTIONS:

  (A)  IN AUGUST 2014, THE GROUP ACQUIRED, PURSUANT TO APPLICABLE REGULATIONS, ALL OF THE EQUITY INTEREST OF GRUPO CABLE TV, S.A. DE C.V. (“CABLECOM”) THROUGH THE CONVERSION OF THE DEBT INSTRUMENTS ISSUED BY TENEDORA ARES, S.A.P.I. DE C.V. (“ARES”) THE CONTROLLING COMPANY OF CABLECOM, IN THE AMOUNT OF PS.7,297,292, INCLUDING ACCRUED INTEREST AT THE ACQUISITION DATE, AND AN ADDITIONAL CONSIDERATION OF PS.8,550,369, COMPRISED OF I) THE CAPITALIZATION OF AN OUTSTANDING LONG-TERM DEBT ISSUED  BY ARES IN THE AMOUNT OF U.S.$200.2 MILLION (Ps.2,642,367), INCLUDING ACCRUED INTEREST AT THE ACQUISITION DATE; AND II) CASH IN THE AMOUNT OF PS.5,908,002. THE TOTAL FAIR VALUE CONSIDERATION FOR THE ACQUISITION AMOUNTED TO PS.15,847,661, AND THE GROUP RECOGNIZED GOODWILL AND OTHER INTANGIBLE ASSETS IN THE AGGREGATE AMOUNT OF Ps.11,835,809, BASED ON A FINAL VALUATION AND A PURCHASE PRICE ALLOCATION AT THE ACQUISITION DATE.  THE GROUP BEGAN TO CONSOLIDATE THE NET ASSETS OF CABLECOM IN ITS CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF AUGUST 31, 2014, AND THEREFORE, THE GROUP’S CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2014, INCLUDED NET INCOME OF CABLECOM FOR FOUR MONTHS ENDED ON THAT DATE. THE FOLLOWING TABLE SUMMARIZES THE ALLOCATION OF THE PURCHASE PRICE TO THE TANGIBLE AND INTANGIBLE ASSETS ACQUIRED AND LIABILITIES ASSUMED. THE EXCESS OF THE PURCHASE PRICE OVER THOSE FAIR VALUES WAS ALLOCATED TO GOODWILL.

		AUGUST 31, 2014
ASSETS:
	CASH AND CASH EQUIVALENTS	PS.	371,350
	OTHER CURRENT ASSETS		439,711
	TOTAL CURRENT ASSETS		811,061
	PROPERTY, PLANT AND EQUIPMENT, NET		2,762,363
	GOODWILL		1,575,087
	OTHER INTANGIBLE ASSETS, NET		14,319,094
	OTHER NON-CURRENT ASSETS		78,999
	TOTAL ASSETS		19,546,604
LIABILITIES:
	TRADE AND OTHER PAYABLES		626,865
	SHORT-TERM DEBT AND CURRENT PORTION OF
	LONG-TERM DEBT		443,475
	OTHER CURRENT LIABILITIES		130,054
	TOTAL CURRENT LIABILITIES		1,200,394
	LONG-TERM DEBT		1,454,046
	POST-EMPLOYMENT BENEFITS		61,823
	DEFERRED INCOME TAX LIABILITIES		968,762
	OTHER NON-CURRENT LIABILITIES		13,918
	TOTAL NON-CURRENT LIABILITIES		2,498,549
	TOTAL LIABILITIES		3,698,943
	TOTAL NET ASSETS	PS.	15,847,661

  (B)   IN THE YEARS ENDED DECEMBER 31, 2014 AND 2013, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.4,194,379 AND PS.3,522,284, RESPECTIVELY.

11.      EVENTS AFTER THE REPORTING PERIOD:

          IN JANUARY 2015, THE GROUP RECEIVED PROCEEDS IN THE AGGREGATE AMOUNT OF U.S.$717 MILLION (PS.10,632,393) IN CONNECTION WITH THE DISPOSAL OF ITS INVESTMENT IN GSF (SEE NOTE 9).

        IN JANUARY 2015, THE GROUP ACQUIRED, THROUGH A SERIES OF TRANSACTIONS, ALL OF THE EQUITY INTEREST OF CABLEVISIÓN RED, S.A. DE C.V. AND OTHER RELATED COMPANIES (“TELECABLE”). THIS TRANSACTION CONSISTED OF THE ACQUISITION OF THE EQUITY INTEREST OF TELECABLE FOR APPROXIMATELY PS.3,000,000. ADDITIONALLY, THE GROUP ASSUMED OBLIGATIONS AND LIABILITIES OF TELECABLE FOR APPROXIMATELY PS.7,200,000. TELECABLE IS A TELECOMMUNICATIONS COMPANY THAT PROVIDES VIDEO, DATA AND TELEPHONE SERVICES IN MEXICO, PRIMARILY IN THE STATES OF GUANAJUATO, JALISCO, AGUASCALIENTES, QUERÉTARO, TAMAULIPAS AND COLIMA, AMONG OTHERS, WITH APPROXIMATELY 650,000 REVENUE GENERATING UNITS. THE GROUP EXPECTS TO COMPLETE A FINAL VALUATION AND PURCHASE PRICE ALLOCATION OF THIS TRANSACTION DURING 2015. THE GROUP WILL BEGIN TO CONSOLIDATE THE NET ASSETS OF TELECABLE IN ITS CONSOLIDATED FINANCIAL STATEMENTS IN THE FIRST QUARTER OF 2015.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	PRODUCTIONS OF T.V. PROGRAMS BROADCASTING OF T.V.	34,151,934	33.00	141,932	61,860

2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	7.81	2,584,818	3,507,390

3	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780

4	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	230

5	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	576,179

6	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	867,363

7	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.37	13,333	13,333

8	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	49.97	312	312
TOTAL INVESTMENT IN ASSOCIATES					3,890,168	5,032,447

OBSERVATIONS:

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74	NO		2,100,000
BANCO SANTANDER , S.A.	NO	4/21/2006	4/21/2016	TIIE+24	NO		1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	NO	265,460	543,963
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40	NO					399,375
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06	NO			319,500		479,250
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77	NO				399,536
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5	NO		624,248	1,248,495	624,248
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	NO	7,400	8,850	16,750
HSBC MÉXICO, S.A.	NO	5/29/2013	5/29/2019	TIIE+1.70	NO	64,288	64,849	64,849	64,849	196,174
HSBC MÉXICO, S.A.	NO	7/4/2014	7/4/2019	TIIE+1.40	NO					298,500
BANCO SANTANDER, S.A.	NO	9/29/2014	9/29/2016	TIIE+.15	NO		1,780,191

OTHER
TOTAL BANKS					-	337,148	6,522,101	1,649,594	1,088,633	1,373,299	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93	NO					4,483,747
NOTES	NO	10/14/2010	10/1/2020	7.38	NO					9,958,857
SENIOR NOTES	YES	5/14/2013	5/14/2043	7.25	NO					6,432,698
NOTES	NO	4/7/2014	4/1/2021	TIIE+.35	NO					5,986,897
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31	NO										7,357,713
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97	NO											8,464,108
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94	NO											4,397,923
NOTES	YES	11/23/2009	1/15/2040	6.97	NO											8,698,080
NOTES	YES	5/13/2014	5/13/2045	5.26	NO											14,246,853
SECURED					0	0	0	0	0	26,862,199	0	0	0	0	7,357,713	35,806,964
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	10/1/2015		NO	2,521
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2020		NO	79,420	76,699	74,679	73,197	143,620
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	7/1/2014	8/1/2019		NO	21,737	19,042	16,946	15,267	9,058
ALD AUTOMITIVE, S.A. DE C.V.	NO	12/1/2013	12/1/2015		NO	4,254
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		NO	335	124	125	126	526
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	11/1/2014	11/1/2017		NO	7,280	7,840	11,664
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027		NO							217,277	233,680	251,321	270,294	3,428,851
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015		NO							13,751
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	7/1/2021		NO							25,514	24,595	20,040	19,241	64,296
GE CAPITAL CFE MEXICO, S. DE R.L. DE C.V.	NO	5/29/2013	7/1/2017		NO							3,683	3,931	2,637
CISCO SYSTEMS CAPITAL CORPORATION	NO	10/10/2012	8/27/2016		NO							47,237	18,643
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	11/1/2014	11/1/2022		NO							5,658	2,728	2,911	2,953	12,345
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	115,547	103,705	103,414	88,590	153,204	0	313,120	283,577	276,909	292,488	3,505,492

SUPPLIERS
VARIOUS	NO	12/31/2014	12/31/2015		NO	10,156,805
VARIOUS	YES	12/31/2014	12/31/2015		NO							6,985,239
TOTAL SUPPLIERS					0	10,156,805	0	0	0	0	0	6,985,239	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO				NO	22,453,352	911	2,875	2,875	350,923
TRANSMISSION RIGHTS	NO				NO		182,502	103,958	17,679	71,873
CUSTOMER DEPOSITS AND ADVANCES	NO				NO		284,000
2010 AND 2014 MEXICAN TAX REFORM	NO				NO		396,991	801,727	1,457,864	3,971,543
DERIVATIVE FINANCIAL INSTRUMENTS	NO				NO		89,994		175,025	70,083
VARIOUS	YES				NO							1,511,214	5,202			93,089
TRANSMISSION RIGHTS	YES				NO								689,916	619,074	316,071	331,657
OTHER CURRENT AND NON-CURRENT LIABILITIES					-	22,453,352	954,398	908,560	1,653,443	4,464,422	-	1,511,214	695,118	619,074	316,071	424,746

TOTAL					-	33,062,852	7,580,204	2,661,568	2,830,666	32,853,124	-	8,809,573	978,695	895,983	7,966,272	39,737,202

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

                   $      14.7613     PESOS PER U.S. DOLLAR

DOES NOT INCLUDE  TAX LIABILITIES INCLUDED PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.85,970 AND PS.1,516,999, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.1,268,856.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS

MONETARY ASSETS	2,739,794	40,442,921	158,657	2,341,984	42,784,905

CURRENT	1,434,794	21,179,425	112,232	1,656,694	22,836,119

NON-CURRENT	1,305,000	19,263,496	46,425	685,290	19,948,786

LIABILITIES POSITION	3,987,204	57,737,091	49,901	736,604	58,473,695

CURRENT	558,534	8,244,687	44,092	650,856	8,895,543

NON-CURRENT	3,428,670	49,492,404	5,809	85,748	49,578,152

NET BALANCE	(1,247,410)	(17,294,170)	108,756	1,605,380	(15,688,790)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	14.7613	PESOS PER U.S. DOLLAR
	17.8641	PESOS PER EURO
	12.6960	PESOS PER CANADIAN DOLLAR
	1.7623	PESOS PER ARGENTINEAN PESO
	0.6057	PESOS PER URUGUAYAN PESO
	0.0243	PESOS PER CHILEAN PESO
	0.0062	PESOS PER COLOMBIAN PESO
	4.9385	PESOS PER PERUVIAN NUEVO SOL
	14.8460	PESOS PER SWISS FRANC
	2.3431	PESOS PER STRONG BOLIVAR
	5.5556	PESOS PER BRAZILIAN REAL
	22.9963	PESOS PER STERLING LIBRA
	2.3791	PESOS PER CHINESE YUAN
	1.8978	PESOS PER SWEDISH KRONA

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, U.S.$600 MILLION, PS.6,500 MILLION AND U.S.$1,000 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037, 2040, 2043 AND 2045, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENTS OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION AND DUE 2021 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.6,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY THE COMPANY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.4,100 MILLION, AND MATURITIES BETWEEN 2016 AND 2021, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH A RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

UNDER THE TERMS OF THE LONG-TERM LOANS ENTERED INTO BY SKY WITH TWO MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500 MILLION, WITH A MATURITY IN 2016, AND GUARANTEED BY THE COMPANY, SKY IS REQUIRED TO MAINTAIN (A) CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) CERTAIN RESTRICTIVE COVENANTS ON INDEBTEDNESS, LIENS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

UNDER THE TERMS OF THE AGREEMENTS OF LONG-TERM CREDITS ENTERED INTO BY A SUBSIDIARY OF THE COMPANY WITH TWO MEXICAN BANKS FOR AN AMOUNT PAYABLE OF $1,600 MILLION AS OF DECEMBER 31, 2014 AND MATURITIES BETWEEN 2015 AND 2019, THIS SUBSIDIARY IS REQUIRED TO COMPLY WITH CERTAIN FINANCIAL RATIOS AND SOME RESTRICTIVE COVENANTS.

COMPLIANCE WITH FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2014, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT
TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,377,239)

CONTENT:
ADVERTISING		25,011,190			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					HAVAS MEDIA, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					COMERCIALIZADORA PEPSICO MÉXICO, S. DE R.L. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE MÉXICO, S. DE R.L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					MATTEL DE MÉXICO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		2,046,746			MEGA CABLE, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		708,276			VARIOUS

SKY :
DTH BROADCAST SATELLITE		15,822,175		SKY	SUBSCRIBERS
PAY PER VIEW		203,379
CHANNEL COMMERCIALIZATION		346,151			COMPAÑÍA INTERNACIONAL DE RADIO Y TELEVISIÓN, S.A.
					WDC MÉXICO S. DE R.L. DE C.V.

TELECOMMUNICATIONS:
DIGITAL SERVICE		8,911,651		CABLEVISIÓN, CABLEMÁS, TVI Y	SUBSCRIBERS
INTERNET SERVICES		4,911,088		CABLECOM, IZZI
SERVICE INSTALLATION		112,507
PAY PER VIEW		47,745
CHANNEL COMMERCIALIZATION		506,387			MULTILMEDIOS S.A. DE C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					TELEVISORA FRONTERIZA, S.A. DE C.V.
					CANAL DE NOTICIAS DE ROSARITO, S.A. DE C.V.
TELEPHONY		2,613,903
TELECOMMUNICATIONS		3,085,756		BESTEL Y CABLECOM	SUBSCRIBERS
OTHER		265,880

OTHER BUSINESSES:
PUBLISHING:
MAGAZINE CIRCULATION	25,492	522,860		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMÓVIL PANAMERICANO MAGAZINE
				TÚ MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		707,531			FÁBRICAS DE CALZADO ANDREA, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					WATA GROUP, S.A. DE C.V.
					COLGATE PALMOLIVE, S.A. DE C.V.
					ORIONTWORLDWIDE, S.A. DE C.V.
OTHER INCOME		18,202			VARIOUS

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		467,403			CINE VIDEO Y TV, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		1,103,527		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL ASOCIACIÓN, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		2,198,714		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		717,467			HAVAS MEDIA, S.A DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					DEPORTES Y MEDIOS PANAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	8,907	212,048		HOLA MÉXICO MAGAZINE	VARIOUS
				ENTREPRENEUR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MINIREVISTA MINA MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				BRAVO POR TI MAGAZINE
				SELECCIONES MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		283,611			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		807,683			INTERESES EN EL ITSMO, S.A.
					DIRECTV ARGENTINA SOCIEDAD ANÓNIMA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV

LICENSING AND SYNDICATIONS		5,839,739		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑÍA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	RED TELEVISIVA MEGAVISION, S.A.
				TELEVISA	RCN TELEVISIÓN, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		142,711		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		61,397			NETFLIX, INC

SUBSIDIARIES SALES ABROAD
CONTENT:
ADVERTISING		170,835			INITIATIVE MEDIA, INC.
					OPTIMUM MEDIA DIRECTION, INC.
					GROUP M MATRIX
SKY:
DTH BROADCAST SATELLITE		1,126,881		SKY	SUBSCRIBERS
TELECOMMUNICATIONS:
TELECOMMUNICATIONS		482,333		BESTEL	SUBSCRIBERS

OTHER BUSINESS:
PUBLISHING:
MAGAZINE CIRCULATION	38,579	653,554		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				MUY INTERESANTE MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		872,517			MCCANN ERICKSON N.Y.
					ESPACIOS, S.A.
					R.C.N. TELEVISIÓN S.A.
					MEDIACOM MIAMI
PUBLISHING DISTRIBUTION:	5,026	98,078		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				HELLO KITTY MAGAZINE
				15 MINUTOS MAGAZINE
				TEJER FÁCIL MAGAZINE
RENTALS OF MOVIE FILMS		428,051			LIONS GATES FILMS, INC.
INTERSEGMENT ELIMINATIONS		(12,385)

TOTAL	78,004	80,118,352

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	115,036,546,966	0	115,036,546,966	0	848,428	0
B	0.00000	0	53,330,818,793	0	53,330,818,793	0	405,948	0
D	0.00000	0	84,844,426,221	0	84,844,426,221	0	620,017	0
L	0.00000	0	84,844,426,221	0	0	84,844,426,221	620,017	0
TOTAL			338,056,218,201	0	253,211,791,980	84,844,426,221	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							338,056,218,201

NOTES:

THE NUMBER OF OUTSTANDING SHARES PRESENTED IN THE TABLE ABOVE PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF DECEMBER 31, 2014 AND 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,851,722 AND PS.4,970,603, RESPECTIVELY.

12080050: AS OF DECEMBER 31, 2014 AND 2013, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.8,994,398 AND PS.9,064,845, RESPECTIVELY.

91000010: AT DECEMBER 31, 2014 DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.85,970 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2014, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2014, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from October to December 2014, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one “Knock-out Option Call” agreement through which Televisa hedged against severe Mexican Peso depreciation for a notional amount of U.S.$15,000,000.00 (Fifteen Million Dollars 00/100) by paying a premium, expired. This option was entered in December 2011, and expired with Televisa not exercising it in November 2014.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2014
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter (4)	Previous Quarter (5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(79,939)	(93,890)	Monthly interest 2015-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(175,025)	(190,117)	Monthly interest 2015-2018	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 3,000,000	TIIE 28 days / 6.0833%	TIIE 28 days / 6.0833%	(69,762)	(40,592)	Monthly interest 2015-2021	Does not exist (6)
FX Options (1)	Hedging	USD 135,000	USD 135,000	USD 150,000	2,894	669	2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,567,607	TIIE 28 days / 5.063%	TIIE 28 days / 5.074%	(10,376)	(13,900)	Monthly Interest 2015-2019	Does not exist (6)
Forward (3)	Hedging	-	-	USD 6,000 / Ps.78,455	-	2,286	-	-
					(332,208)	(335,544)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as December 31, 2014, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	2,894
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		(335,102)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	-
			(332,208)

(5)	Information as of September 30, 2014.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2014, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 26, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 3, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel